SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq.	William M. Kelly, Esq.
Skadden Arps Slate Meagher & Flom LLP	Davis Polk & Wardwell
525 University Ave, Suite 1100	1600 El Camino Real
Palo Alto, CA 94301	Menlo Park, CA 94025
(650) 470-4500	(650) 752-2000
☑  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Town Hall March 1, 2007

Important Information THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM HYPERION OR FROM ORACLE. Cautionary Statement Regarding Forward-Looking Statements This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion. Neither Oracle nor Hyperion assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.

Agenda The News - Godfrey Sullivan Strategic fit What it means to employees What it means to customers& partners Next steps Welcome - Charles Phillips, President, Oracle Corporation

The News Godfrey Sullivan President and CEO

The News Oracle intends to acquire Hyperion Definitive agreement signed March 1st Cash tender offer for $52 per share Transaction expected to close in April, subject to regulatory and other approvals Combination of Hyperion and Oracle will drive the evolution of Performance Management and Business Intelligence Provides industry's first end-to-end Enterprise Performance Management system Accelerates Oracle's strategic focus on BI and Performance Management More than 4,000 joint customers

Validation of Our Hard Work Leading Performance Management system Created category that competitors are chasing Valued and unique domain expertise Strategic customer and partner relationships Momentum in marketplace Industry validation

Why Now? Hyperion is poised to accelerate Widely acknowledged as Performance Management leader Financially successful Outgrowing competition Performance Management and Business Intelligence markets increasingly used together Together Hyperion and Oracle will have the industry's most complete offering Differentiates from other Business Intelligence vendors Hyperion best-of-breed solutions Successfully implemented at over 12,000 global customers Integrate with Oracle technology and applications More than 4,000 joint Oracle Applications customers

Good News for Employees Acquisition is about expansion, not overlap Expand R&D investment in our products Leveraging and expanding our sales and technical capabilities Benefit from Oracle's global infrastructure and resources Broader career growth opportunities at a larger organization Accelerated growth of Hyperion

Great News for Our Customers Stronger combined vendor with complementary products Increased R&D investment in Hyperion products Extends products with operational analytic applications and BI Tools Better integration with Oracle technology and applications Hyperion already integrated with Oracle Customers get value immediately Continued commitment by Oracle heterogeneous environments Works in any environment - Oracle, non-Oracle or mixed Access to Oracle's global support and services organizations Protect, Extend, Evolve customers' investments Oracle and Hyperion product plans continue forward with lifetime support

Next steps Continue to operate as stand-alone companies until close, expected April 2007 Business as usual Focus on supporting our customers and delivering strong Q3 results Additional info and FAQs available on My Global Source Open Door policy through your management and Ask Hyperion Commitment to providing frequent communications throughout the integration process

Welcome Charles Phillips President, Oracle Corporation